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SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 14D-9
Solicitation/Recommendation Statement Under
Section 14(d)(4) of the Securities Exchange Act of 1934

Methode Electronics, Inc.
(Name of Subject Company)

Methode Electronics, Inc.
(Name of Person(s) Filing Statement)

Class B Common Stock, Par Value $0.50 Per Share
(Title of Class of Securities)

591520 10 1
(CUSIP Number of Class of Securities)

Donald W. Duda
President
Methode Electronics, Inc.
7401 West Wilson Avenue
Chicago, IL 60706-4548
(708) 867-6777
(Name, Address and Telephone Number of Person Authorized to Receive Notice and
Communications on Behalf of the Person(s) Filing Statement)

With copies to:

James W. Ashley, Jr. Lord Bissell & Brook 115 South LaSalle Street Chicago, Illinois 60603 (312) 443-0700	Daniel A. Neff Trevor S. Norwitz Wachtell, Lipton, Rosen & Katz 51 West 52nd Street New York, New York, 10019 (212) 403-1000

        ☐    Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

i

ITEM 1. SUBJECT COMPANY INFORMATION.

        (a)   The name of the subject company is Methode Electronics, Inc., a Delaware corporation (the "Company" or "Methode"). The address and telephone number of the Company's principal executive offices are 7401 West Wilson Avenue, Chicago, Illinois 60706-4548 and (708) 867-6777.

        (b)   The title of the class of equity securities to which this Statement relates is the Company's Class B Common Stock, par value $0.50 per share (the "Class B Common Shares"). As of July 15, 2003, there were 1,087,305 Class B Common Shares outstanding.

ITEM 2. IDENTITY AND BACKGROUND OF FILING PERSON.

(a)   Name and Address of Person Filing this Statement

        The Company's name, address and business telephone number are set forth in Item 1(a) above, which information is incorporated herein by reference, and Methode is the person filing this Statement. The Company's website address is www.methode.com. The information on the Company's website should not be considered a part of this Statement.

(b)   Tender Offer of the Purchaser

        This Statement relates to the offer by MEI Investment Corp. ("MEI" or "Offeror"), a wholly owned subsidiary of Dura Automotive Systems, Inc. ("Dura"), to pay $23.00 net to the seller in cash, without interest thereon, for each Class B Common Share. The Offer is on the terms and subject to the conditions set forth in Dura's Offer, dated July 8, 2003 and in the related letter of transmittal (the "Offer").

        The Offer is disclosed in a Tender Offer Statement on Schedule TO, dated July 8, 2003, filed by MEI and Dura with the Securities and Exchange Commission. The Schedule TO states that the address of Dura's principal executive offices is 2791 Research Drive, Rochester Hills, Michigan 48309, and that Dura's telephone number at such location is (248) 299-7500.

ITEM 3. PAST CONTRACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

        Except as described in this Statement, there are no material agreements, arrangements, or understandings, or any actual or potential conflicts of interest, among Methode or its affiliates and (1) its executive officers, directors or affiliates or (2) Dura or any of its executive officers, directors or affiliates.

(a)   Arrangements with Executive Officers and Directors of Methode

Class B Stock

        The Company has two classes of common stock, Class A Common Shares, par value $.50 per share ("Class A Common Shares") and Class B Common Shares. Under its certificate of incorporation, Class A Common Shares voting as a separate class have the right to elect a minimum of 25% of the Company's board of directors and Class B Common Shares voting as a separate class have the right to elect the remaining directors, representing up to 75% of the board of directors, so long as there are at least 100,000 Class B Common Shares outstanding. On all other matters, the Class A Common Shares have one-tenth of a vote per share and the Class B Common Shares have one vote per share.

        The Trusts (as defined below) and the McGinley family members through their ownership of Class B Common Shares have the ability to elect up to 75% of the members of the Methode board and to control approximately 21% of the voting power of the Class A Common Shares and Class B

Common Shares on matters where both classes vote together. The Class B Common Shares held by the Trusts and the McGinley family members represent approximately 2.6% of the total number of shares of Methode's common stock outstanding.

        As of July 15, 2003, the directors and executive officers of Methode beneficially owned in the aggregate 921,519 Class B Common Shares and 1,088,119 Class A Common Shares. Of the Class B Common Shares, Roy M. Van Cleave owns 500 shares and George C. Wright owns 6,540 shares. In addition, James W. McGinley and Robert R. McGinley, both Class B Directors, are special fiduciaries, co-trustees, and beneficiaries of the Trusts and Mr. Van Cleave is a special fiduciary of the Trusts. The Trusts hold 880,901 Class B Common Shares. James McGinley and Robert McGinley are also co-trustees and beneficiaries of the Jane R. McGinley Trust, which holds 10,002 Class B Common Shares. Excluding Class B Common Shares held by the Trusts and the Jane R. McGinley Trust, James McGinley beneficially owns 268 shares of Class B Common Shares and Robert McGinley beneficially owns 23,308 shares of Class B Common Shares.

        Of the Class A Common Shares, Warren L. Batts owns 19,000 shares, William C. Croft owns 112,107 shares, Donald W. Duda owns 181,917 shares, William T. Jensen owns 270,133 shares, James W. McGinley owns 45,627 shares, Robert R. McGinley owns 161,722 shares, Roy M. Van Cleave owns 500 shares, George C. Wright owns 108,176 shares, Douglas Koman owns 64,905 shares, Robert J. Kuehnau owns 108,915 shares, and James F. McQuillen owns 50,117 shares.

        If the directors and executive officers of the Company who own Class B Common Shares tender their Class B Common Shares in the Offer, they will receive the Offer consideration for their Class B Common Shares on the same terms and conditions as the other Class B shareholders.

        As of July 15, 2003, the directors and executive officers of the Company held options to purchase 1,210,339 shares of Class A Common Shares, 567,057 of which were exercisable within 60 days, with exercise prices ranging from $6.35 to $17.658 and an aggregate weighted average exercise price of $10.239 per share.

        Methode's directors, executive officers and affiliates have entered into the various agreements and are involved in the various disputes discussed below.

McGinley Sale Agreement

        Methode entered into an agreement dated as of July 18, 2003 with the Trusts, the Jane R. McGinley Trust, Margaret J. McGinley, James W. McGinley, and Robert R. McGinley (collectively the "McGinley Family"), pursuant to which the McGinley Family sold 750,000 of its Class B Common Shares to the Company for $22.75 per share and agreed to vote their remaining Class B Common Shares in favor of a merger in which all then outstanding Class B Common Shares (including those held by the McGinley Family not previously sold to the Company) would receive $23.55 per share and the Class A Common Shares will remain outstanding (the "Merger").

STOCKHOLDERS MEETING

        Pursuant to the agreement, Methode's is obligated to use its reasonable best efforts to call a stockholders meeting to obtain the approval of the holders of a majority of the outstanding shares of Methode (with the Class A Shares and Class B Shares voting together as a class), and its obligation to effect the Merger is conditioned on receiving this approval. Methode is not required to call, or to hold, the stockholders meeting, nor are the McGinley Family required to vote in favor of the Merger if the Company receives an alternative acquisition proposal that the Company Board considers superior and the Special Committee considers fair to all of the Company's shareholders.

IRREVOCABLE PROXY; RESTRICTIONS ON CLASS B COMMON SHARES

        The McGinley Family granted an irrevocable proxy to vote their remaining shares, which would be exercised in all matters (other than the removal of directors) in accordance with the vote of the Class A Stockholders and agreed to restrictions on their ability to transfer their shares. The McGinley Family also agreed not to participate in any election contest or proxy solicitation.

ALTERNATIVE TRANSACTION STRUCTURE

        The McGinley Family agree to cooperate with the Company and support an alternative transaction structure providing at least the same consideration for the holders of the Class B Common Shares as the Merger if the Company determines that it is in the Company's or its stockholders' best interests.

CONDITIONS TO THE MERGER

        Other than the absence of legal prohibitions to the Merger, the Merger is only conditioned on the approval of the Company's stockholders.

END DATE RIGHTS

        Methode can require the McGinley Family to sell all of their Class B Common Stock for $23.55 during the period from the tenth to the sixth day prior to December 18, 2004.

        The McGinley Family can require the Company (or its designee) to purchase all of the McGinley Family's Class B Common Stock for $23.55 under the following circumstances:

  •
  during the period from the fifth day prior to December 18, 2004 until December 18, 2004

  •
  if the Company agrees to any merger (other than the Merger), business combination, in which the holders of Class B Common Shares would receive less than $23.55, or sale of shares which would result in a transfer of a controlling interest in the Company

  •
  if, after the Company buys the McGinley Family's Class B Common Shares, there are less than 100,000 shares of Class B Stock issued and outstanding.

INDEMNIFICATION

        Methode has agreed to indemnify, defend and hold harmless each member of the McGinley Family and its trustees, fiduciaries, directors, officers, agents, advisors, representatives and employees (each, a "Stockholder Indemnitee") from and against all reasonable attorneys' and other professional fees and expenses incurred by such Stockholder Indemnitee arising out of or resulting from any third party allegation, claim, action, suit, complaint, demand, litigation or legal or administrative proceeding ("Claims") including Claims brought derivatively on behalf of the Company (whether commenced or threatened) alleging any wrongful action or inaction by such Stockholder Indemnitee in its capacity as a Stockholder or any wrongful action or inaction by a trustee, fiduciary, director, manager, officer, agent, advisor representative or employee of a Stockholder taken in connection with any alleged wrongful action by such Stockholder in such capacity, in each case in connection with the authorization, execution, delivery and performance of this Agreement by the Stockholders, except to the extent that such Stockholder Indemnitee is determined by a final unappealable determination of a Court to have engaged in intentional misconduct or to have unilaterally acted in bad faith in connection with any such Claim.

CHANGE IN DIRECTORS

        James W. McGinley and Roy Van Cleave will remain on the Company's Board of Directors until the Merger and will resign from the Company's Board of Directors effective as of the effective time of the Merger.

TERMINATION

        The agreement provides that either Methode or the Trusts can terminate the agreement if the Merger is not completed on or prior to December 18, 2004; provided that the party purporting to terminate was not the cause of the failure of the Merger to be completed by such time. The agreement may also be terminated by the mutual agreement of the parties.

Methode Tender Offer Agreement

        Methode entered into an agreement dated August 19, 2002, and amended December 26, 2002, with Marital Trust No. 1 and Marital Trust No. 2 (the "Trusts"), Jane R. McGinley, Margaret J. McGinley, James W. McGinley, and Robert R. McGinley to commence a tender offer to purchase all of the outstanding Class B Common Shares at a price of $20 per share in cash by the terms and conditions provided for in the agreement.

        Pursuant to the amended agreement, Methode's obligation to commence the tender offer was subject to the prior approval of the offer by a majority of the Class A shareholders present at a special meeting (excluding Class A Common Shares held by the Trusts and the McGinley family members). The Trusts, Jane R. McGinley, Margaret J. McGinley, James W. McGinley, and Robert R. McGinley agreed to tender their shares within 10 business days of commencement and not to withdraw, on the condition that less than 100,000 Class B Common Shares are outstanding after the Offer. Under the agreement, the Trusts, the Jane R. McGinley Trust, James McGinley, and Robert McGinley were obligated to tender all of their Class B Common Shares in the offer. This represents an aggregate of 931,759 Class B Common Shares, or 85.7% of the outstanding Class B Common Shares. The agreement provided that either Methode or the Trusts could terminate the agreement if the tender offer is not completed on or prior to May 31, 2003 provided that the party purporting to terminate was not the cause of the failure to be completed by such time. On July 10, 2003 following the commencement of the Dura Offer, the Company adjourned until July 24, 2003 the special meeting of the stockholders to approve the commencement of the Company's tender offer. On July 14, 2003, the Trusts gave notice of termination of the agreement.

Horizon Note

        The Trusts also own Horizon Farms, Inc. ("Horizon"), a horse farm and breeding operation. As co-trustees and beneficiaries of the Trusts, James McGinley and Robert McGinley have an interest in Horizon. In addition, James McGinley and Robert McGinley are officers and directors of Horizon. In April, 2001, Methode loaned $6 million to Horizon (the "Horizon Note") in connection with the Estate making certain representations to the IRS in connection with the private letter ruling obtained by Methode in connection with the Stratos Lightwave spin-off as described in more detail below. The Horizon Note, was payable on June 30, 2003 and bore interest at a rate of 5.25% per annum. On June 30, 2003, Horizon paid off the Horizon Note in full.

Dispute Over Insurance Proceeds

        Methode received $6.6 million in non-operating income for fiscal year 2001 from insurance proceeds of approximately $10 million related to the death in January 2001 of William McGinley, Methode's founder and the father of James McGinley and Robert McGinley. Methode is a party to a Split-Dollar Insurance Agreement dated August 9, 1996, with the William J. McGinley and Jane R.

McGinley Irrevocable Trust (the "Irrevocable Trust"). James McGinley, Robert McGinley and their sister, Margaret McGinley, and other McGinley family members, are the beneficiaries of the Irrevocable Trust. Pursuant to the Split-Dollar Insurance Agreement, Methode agreed to pay premiums on five life insurance policies owned by the Irrevocable Trust on the lives of William McGinley and Jane McGinley, the wife of William McGinley and mother of James McGinley and Robert McGinley. Methode has collateral assignments on the policies that entitle it to receive reimbursement from the insurance proceeds at the greater of cumulative premiums paid or the cash surrender value of the policies.

        As a result of the death of Jane McGinley in February 2003, insurance proceeds of approximately $10.5 million will be paid under four of the split-dollar last survivor life insurance policies. In April 2003, approximately $3.5 million was paid to the Irrevocable Trust under one such policy and approximately $1 million was paid to Methode, representing the cash surrender value of the policy. In July 2003, approximately $3.5 million was paid to the Irrevocable Trust under two of the policies and approximately $1 million was paid to Methode, representing the premiums paid on those policies by Methode. With respect to the one remaining policy, the proceeds to be paid to the Irrevocable Trust equal approximately $1.2 million and the amount to be paid to Methode equals approximately $0.3 million, representing the premiums paid on those policies by Methode.

        Methode and the Irrevocable Trust are currently involved in a dispute regarding whether the amount payable to Methode should be reduced by $89,260, which represents the amount of premiums included in the McGinleys' income deducted by Methode for federal tax purposes. If this dispute is not resolved by discussions among the parties, litigation or arbitration could result. In any such proceeding, Methode could raise the issue of whether Methode is entitled to an additional payment of $99,883 from the Irrevocable Trust. This represents the amount of premium payments included in the McGinleys' taxable income and deducted by Methode for federal tax purposes. This amount was deducted from the premium reimbursement amount previously paid to Methode in connection with the insurance proceeds distributed upon the death of Mr. William McGinley.

Jensen Employment Agreement

        William T. Jensen entered into an agreement with Methode in connection with his election to Chairman of the Board of Directors in February 2001. Under the agreement, as amended, Mr. Jensen is entitled to an annual salary of $278,356 and a quarterly bonus equal to .75% of first $2,000,000 pretax profit, .375% of the next $2,000,000 of pre-tax profit and .25% of all other pre-tax profit. In addition, Mr. Jensen was granted an option to purchase 100,000 shares of Methode's Class A Common Shares in fiscal 2001. In June 2002, the Compensation Committee elected to extend the term of the agreement to June 30, 2003. This agreement has not been extended.

Employment Security Agreements

        On December 21, 2001, Messrs. Duda, Koman, Kuehnau and McQuillen each entered into an Employment Security Agreement with Methode. Each agreement provides that if within three years of a Change in Control (as defined below) or during a Period Pending a Change in Control (as defined below), Methode terminates the executive's employment without good cause or the executive voluntarily terminates his employment for good reason, the executive is entitled to (1) a lump sum cash payment equal to three times the executive's annual salary (two times the annual salary in the case of Mr. McQuillen), (2) a lump sum cash bonus payment equal to 100% of annual salary plus a pro-rata portion equal to 100% of annual salary, (3) continued participation in Methode's welfare benefit plans for three years or until the executive becomes covered under other welfare benefit plans providing substantially similar benefits, (4) unpaid salary or other compensation earned with respect to periods prior to the executive's termination, including accumulated but unused vacation and bonuses under the

Longevity Continuation Plan, and (5) a lump sum of any amount payable to the executive pursuant to a tax gross-up payment.

        In general, a "Change in Control" shall have occurred if any of the following occur:

  (1)
  any person or group is or becomes the beneficial owner of 25 percent or more of Methode's Class A Common Shares or Class B Common Shares (excluding shares acquired directly from Methode or acquired in certain mergers and business combinations);

  (2)
  at any time during any period of two consecutive 12-month periods, members of Methode's board of directors at the beginning of the period (the "Incumbent Board") cease for any reason to constitute at least a majority of the board. Directors approved by a majority of the Incumbent Board will be considered members of the Incumbent Board. However, directors elected in connection with an actual or threatened proxy contest or solicitation by a third party will not be considered members of the Incumbent Board for this purpose; or

  (3)
  there is a merger or other business combination of Methode pursuant to which Methode's stockholders own less than 60 percent of the voting stock of the surviving corporation.

"Period Pending a Change in Control" is defined in each agreement as the period between the time an agreement is entered into by Methode with respect to a transaction which would constitute a Change in Control, and the closing of such transaction.

        The Dura Offer, if consummated, would constitute a Change in Control for purposes of the Employment Security Agreements.

Longevity Contingent Bonus Program

        Methode has a Longevity Contingent Bonus Program that covers certain officers and key management personnel. The longevity compensation amount is equal to the current bonus received by an eligible employee for a given quarter, and is earned and payable three years after the current quarter only if the eligible employee is still an employee of Methode and his employment performance is satisfactory. If for any reason other than death, disability or retirement the officer or key employee terminates his employment with Methode during the three-year period or his employment performance is not satisfactory, no longevity compensation is payable under this program.

Director Compensation

        Directors who are not also Methode employees are compensated at the rate of $25,000 annually, plus an attendance fee of $500 for any special board meeting in addition to the regularly scheduled quarterly meetings. Directors who are members of the Compensation, Nominating or Audit Committees receive an additional $500 for each committee meeting attended. In addition, each non-employee director is eligible to participate in the 2000 Stock Plan. These options vest six months after the grant date. Directors who are also Methode employees are not paid for their services as directors or for attendance at meetings.

2000 Stock Plan

        The 2000 Stock Plan provides for awards of Incentive Stock Options, Non-qualified Stock Options, SARs, and Restricted Stock. All present and future directors, officers and employees, are eligible to participate. Two million shares have been reserved for issuance (no more than 500,000 of which may be used for restricted stock). All options automatically vest if within 12 months following a Change of Control the participant is terminated without cause or resigns for good reason and the award exercisable for 90 days after the termination. A Change of Control is defined as one of the following occurrences: (1) any person other than William McGinley or his family owns more than 25% of the total voting power of the Company, (2) if a tender offer is made for the Company, a change of control is deemed to have occurred on the first of either the person making the offer owns or has accepted for payment more than 25% of the voting stock accepts for payment or three business days before the offer is to if terminate the offeror could own by the terms of the offer more than 50% of the voting stock, or (3) individuals who were the Board's nominees for election are not reelected at a meeting involving a contested election.

        The Dura Offer, if consummated, may constitute a Change in Control for purposes of the 2000 Stock Plan.

1997 Stock Plan

        The 1997 Stock Plan provides for awards of Incentive Stock Options, Non-qualified Stock Options, SARs, and Restricted Stock. All present and future directors, officers and employees, are eligible to participate. Two million shares have been reserved for issuance. All options automatically vest if within 12 months following a Change of Control the participant is terminated without cause or resigns for good reason and the award exercisable for 90 days after the termination. Whether or not a particular event constitutes a Change of Control is determined by the committee administering the plan.

(b)   Agreements, Arrangements, or Conflicts of Interest with Dura

        The Company has designed a parking brake switch which has been selected by Ford Motor Company for inclusion in their vehicles; Ford has in turn has directed its suppliers (including Dura) to incorporate the Methode switch into their products. Total sales of this Methode switch to Dura in fiscal 2003 pursuant to the directed sub-supplier requirement were approximately $1.3 million.

        The Board of Directors believes that if the Dura Offer is completed, Dura's representatives sitting on the Board of Directors would be in a position of conflict between the interests of the public shareholders of the Company and the interests of Dura and its shareholders. Dura has not, in its Offer, expressed any procedures it would implement or efforts it would make in order to take such conflicts of interest into account.

        Other than as described herein, there are no material agreements, arrangements or understandings or potential conflicts of interest, between the Company, or its affiliates, on the one hand, and Dura or its respective executive officers, directors or affiliates, on the other.

ITEM 4. THE SOLICITATION OR RECOMMENDATION.

(a)   Solicitation/Recommendation

        After careful consideration, including a thorough review of the Offer with the Company's independent financial and legal advisors, the Board of Directors unanimously determined to recommend that the holders of Class B Common Shares not tender their shares in to the offer.

        Accordingly, the Board of Directors recommends that you reject the Offer and not tender your Class B Common Shares into the Offer.

(b)   Background of the Transaction

        In December 2001, following the death of William J. McGinley, founder of Methode, the McGinley family approached Methode's board of directors regarding a possible sale of the McGinley Estate's Class B Common Shares. At a December 6, 2001 board meeting, James McGinley informed the Methode board of directors that the Estate had been reviewing its financial condition and needs and, as a result of that review, determined that it may need to liquidate certain assets. It was noted that Class B Common Shares were one of the primary assets of the Estate.

        Between December 2001 and August 2002, the McGinley family and a Special Committee of the Board of Directors, ultimately comprised of Warren Batts and George Wright, negotiated arrangements with respect to the repurchase of the McGinley family's Class B Common Shares. These negotiations culminated in an agreement dated August 19, 2002 (see "Arrangements with Executive Officers and Directors of Methode—Methode Tender Offer Agreement"), which was subsequently amended on December 26, 2002.

        According to Dura's Schedule TO, in May 2003, Dura contacted the Trusts in an effort to discuss Dura's interest in acquiring their Class B Shares and, according to Dura, was advised that the Trusts were prohibited from speaking to Dura under the terms of their agreement with the Company.

        On July 2, 2003, Dura's Chief Executive Officer contacted Donald W. Duda, Methode's President and informed him of Dura's intention to launch a tender offer for the Class B Common Shares. There were no substantive discussions among the parties. In addition, Dura attempted unsuccessfully to contact members of the Special Committee.

        On July 2, 2003 and July 3, 2003,the Company contacted each of the board members to notify them of the impending Dura Offer. In addition, the Company engaged Wachtell, Lipton, Rosen & Katz as counsel.

        On July 3, 2003, Dura issued the following press release:

DURA AUTOMOTIVE TO COMMENCE TENDER OFFER TO
ACQUIRE ALL CLASS B COMMON STOCK OF
METHODE ELECTRONICS FOR $23 PER SHARE

    ROCHESTER HILLS, Mich., July 3—DURA Automotive Systems, Inc. (Nasdaq: DRRA), announced today that it plans to commence a tender offer for all of the outstanding Class B Common Stock of Methode Electronics, Inc. (Nasdaq: METHB) at a price of $23.00 per share in cash. As of June 5, 2003, there were 1,087,305 shares of Class B Common Stock outstanding. Methode's Class A Common Stock will not be subject to the tender offer.

    The tender offer will be subject to customary conditions, including a majority of Methode Electronic's Class B shares on a fully diluted basis being tendered and not withdrawn and the holders of Class B Common Stock continuing to have the right to elect directors representing up to approximately 75 percent of Methode's board of directors. The offer will not be subject to due diligence or financing.

    Methode is a key electronics supplier to the automotive industry. DURA is interested in Methode's expertise in the areas of switches, sensors, electronic throttle controls, electronic control units and drive-by-wire technologies. DURA currently uses one or more of these devices on its parking brakes, pedals, power tire carriers, window regulators, seats and shifter systems.

    "DURA has been very interested in Methode's expertise in electronics over the years, however, the Class B shareholders' control of the company has limited DURA's investment opportunities," said Larry Denton, president and chief executive officer of DURA Automotive. "With the recent disclosure that the Class B shareholders are interested in selling their shares, we have increased our focus on investing in Methode. We believe a strategic investment in Methode will strengthen DURA's current and future product offerings by teaming with an experienced and well-respected electronics development staff. In addition, this partnership offers exciting growth opportunities for Methode through DURA's extensive product offerings and customer base."

        Shortly thereafter, the Company issued the following press release:

METHODE ELECTRONICS, INC. RESPONDS TO DURA
AUTOMOTIVE'S ANNOUNCEMENT OF A PLANNED
UNSOLICITED TENDER OFFER FOR ITS CLASS B SHARES

    CHICAGO, July 3, 2003—Methode Electronics, Inc. (Nasdaq: METHA) today announced that its Board of Directors will meet to evaluate and respond to Dura Automotive's (Nasdaq: DRRA) announcement of its planned unsolicited cash tender offer for Methode's outstanding Class B stock.

    In the interim, Methode Electronics urges its Class B stockholders to defer making a determination whether to accept or reject any possible offer by Dura until the Board has met and issued its recommendation.

    Warren Batts, Chairman of Methode's Special Committee and a Class A Director of the Company said, "I do not believe that the planned tender offer by Dura is in the best interests of Methode's Class A stockholders."

    There are currently 35.1 million shares of Class A stock outstanding and 1.1 million shares of Class B. Under the current corporate structure, the Class B stockholders control 75% of Methode's board of directors. The market capitalization of Dura Automotive's publicly traded common stock is approximately $164 million and Methode's is approximately $416 million. Methode will advise stockholders of its position regarding this planned offer and state its reasons for such position as soon as feasible.

    Methode Electronics is currently soliciting proxies to receive authorization from its Class A stockholders to acquire its Class B shares of stock. A special meeting is set for July 10, 2003 in that matter.

        On July 8, 2003, MEI commenced the Offer. In connection therewith, Dura delivered the following letter to the Board of Directors of the Company:

    July 8, 2003
    Board of Directors
    Methode Electronics, Inc.
    7401 West Wilson Avenue
    Chicago, Illinois 60706

    Members of the Board:

    Dura Automotive Systems, Inc. today commenced an offer to purchase all of the shares of Class B Common Stock of Methode Electronics, Inc. for a price of $23.00 net per share in cash. Our offer represents a 15% premium over the per share price to be offered by Methode Electronics and does not require Methode Electronics to expend any funds. If we consummate our offer, we intend to exercise our rights as a Class B stockholder to elect the maximum number of directors to Methode Board of Directors. We further intend to instruct our representatives on the Methode Board of Directors, subject to the proper exercise of their fiduciary duties, to support a special dividend to the holders of Methode's Class A Common Stock in amount not less than $0.04 per share. Our offer is further described in the attached Offer to Purchase.

    We are hereby requesting that the Methode Board of Directors take all actions necessary to facilitate our offer, including approving our offer, recommending it to Methode's Class B stockholders and taking any action necessary to render Section 203 of the Delaware General Corporation Law inapplicable to it.

    We are prepared to meet with you at your convenience to discuss our offer. I look forward to hearing from you.

    Sincerely,

    /s/ SCOTT D. RUED
    Chairman of the Board

        On July 9, 2003, counsel to the Special Committee received a phone call from Mr. Roy Van Cleave on behalf of the McGinley Family in which Mr. Van Cleave said that the McGinley Family would be interested in engaging in discussions with the Special Committee on amendments to the existing agreement to tender in light of the Dura Offer.

        On July 10, 2003, the Board of Directors acting by unanimous written consent adopted a by-law amendment empowering the Board of Directors to adjourn any meeting of stockholders. The Board further resolved, in light of the Dura Offer, to adjourn, until July 24, 2003 the special meeting of stockholders that had been scheduled for July 10, 2003 to vote on the Company's plan to acquire the Class B Common Shares. In accordance with the resolutions, the Board adjourned the special meeting of stockholders without transacting any business.

        On July 10, 2003, the Special Committee met to consider the Dura Offer and the status of the Company's agreement to purchase the McGinley's shares via a tender offer subject to the approval of the Company's Class A stockholders. The Committee resolved to contact the McGinley's. Later on July 10, 2003, Mr. Batts contacted Mr. James McGinley and agreed to meet that day to discuss the Dura Offer and the pending Company transactions. Mr. James McGinley, Mr. Roy Van Cleave, Mr. Batts and attorneys from Wachtell, Lipton, Rosen and Katz met to discuss the Dura Offer and possible amendments to the existing agreements with the Trusts and the McGinley family.

        Discussions between the Special Committee and the McGinley's continued for the next several days. On Sunday, July 13, 2003, the Special Committee sent the McGinley's a draft agreement embodying the preliminary understanding subject to the resolution of the outstanding issue.

        On Monday, July 14, 2003, the Trusts informed the Company that they were terminating the existing agreement with respect to tendering their shares into a Company tender offer.

        Also on Monday, July 14, 2003, the Board met to discuss the impact of the Dura Offer on the Company. At that meeting, Mr. Duda informed the Board that some of the Company's most important customers had called to express their reservations concerning the Dura Offer. Mr. Duda also informed the Board that many shareholders had called to express their concern regarding the Dura Offer. Mr. Duda also presented an overview of Methode's and Dura's respective positions in the automotive supply-chain and informed the Board that in management's view there was no strategic benefit, and was a very significant risk of harm, to the Company from a Methode combination with Dura. In addition, counsel to the Company reviewed the terms of the Dura offer and the request by Dura that the Company waive the requirements of Delaware § 203. See Legal Matters—Delaware § 203. The Board resolved to hire an investment banker to assist them in reviewing the Dura Offer.

        On Wednesday, July 16, 2003 the Company engaged Lazard Frères & Co. LLC ("Lazard") as an investment banker pursuant to the Board's mandate.

        On Thursday, July 17, 2003, Mr. James McGinley and Mr. Robert McGinley met with senior executives of Dura to discuss the Dura Offer.

        On the morning of Friday, July 18, 2003, the Board, which had been scheduled to meet, delayed its meeting until the afternoon at the request of Mr. James McGinley who informed the Board that the McGinley family believed that they were very close to reaching agreement with the Special Committee.

        Advisors for the McGinley's, the Company and the Special Committee spent much of the day Friday finalizing the terms of an agreement pursuant to which the McGinley's and the Trusts would sell a majority portion of their shares to the Company for $22.75 and commit to vote the remainder of their shares in favor of a merger in which all holders of Class B Shares would be cashed out at $23.55 and the Class A Shares would remain outstanding. Under this agreement, the holders of the Class B Common Stock taken as a whole would have received $23 per share for their shares and the McGinley family and Trusts would have received approximately $22.90 per share in aggregate.

        On the afternoon on Friday, July 18, 2003, the Special Committee met with its counsel from Morris, Nichols, Arsht & Tunnel and its financial advisors TM Capital and resolved that it could not recommend that the Board waive the applicability of Delaware Section 203 to the Dura Offer. The board meeting was convened that afternoon, attended by all members of the Board other than Mr. Roy Van Cleave. Also in attendance were representatives of Lazard, Lord Bissell Brook, counsel to the Company, Wachtell, Lipton, Rosen & Katz, special counsel to the Company, Morris, Nichols, Arsht & Tunnel, counsel to the Special Committee and Potter Andersen & Corroon, counsel to the Class B directors.

        At the board meeting, Mr. James McGinley informed the Board that certain fiduciaries for the Trusts wished to review the final agreement before proceeding. The board then discussed the impact of the Dura Offer with its financial and legal advisors. The board unanimously resolved that they would not waive the applicability of Delaware Section 203 to the Dura Offer. However, in light of the pending agreement, the Board did not reach any conclusion on a recommendation and adjourned the meeting until Sunday, July 20, 2003.

        The Board reconvened on Sunday evening, approved the agreement with the Trusts and recommended that stockholders reject the Offer for the reasons set forth below.

(c)   Reasons for the Recommendation

        In reaching the conclusion that the Company's shareholders reject the offer and the recommendation described above, the Methode Board of Directors consulted with the Company's senior management and its independent legal and financial advisors and took into account numerous factors, including but not limited to the following:

            (i)  The Board's familiarity with the business of the Company, its financial condition, results of operations and prospects and the nature of, the prospects for, and the Company's position in, the industry in which the Company operates.

           (ii)  The Board's belief that the agreement negotiated between the McGinley family and the Special Committee acting on behalf of the Company, pursuant to which all shares of Class B Common Stock will be repurchased by the Company for an average of $23 per share, in a transaction that has been approved by the Special Committee as fair to the Class A stockholders of the Company is a superior transaction for the holders of Class B Common Stock, offering greater certainty than the Offer.

          (iii)  The Board's belief that in light of the agreement between the McGinley family and the Company the Offer cannot be consummated. In addition, Dura has conditioned its Offer on its being satisfied, in its reasonable discretion, that the restrictions on business combinations with interested stockholders set forth in Section 203 of the General Corporation Law of the State of Delaware are inapplicable to Dura. On July 18, 2003 the Board unanimously resolved not to waive the applicability of Delaware Section 203 to the Offer. See Legal Matters—Delaware § 203.

        ACCORDINGLY, THE BOARD OF DIRECTORS RECOMMENDS THAT METHODE'S CLASS B SHAREHOLDERS REJECT THE OFFER AND NOT TENDER THEIR SHARES PURSUANT TO THE OFFER.

        The foregoing discussion of the information and factors considered by the Methode Board is not intended to be exhaustive but addresses the material information and factors considered by the Board in its consideration of the Offer. In view of the variety of factors and the amount of information considered, the Methode Board did not find it practicable to provide specific assessments of, quantify, or otherwise assign any relative weights to, the specific factors considered in determining to recommend that shareholders reject the Offer. Such determination was made after consideration of all the factors taken as a whole. In addition, individual members of the Methode Board may have given differing weights to different factors. The Methode Board received the advice of Lazard and the Company's outside legal advisors, who were retained to advise the Methode Board in connection with the Offer.

(d)   Intent to Tender

        To the best of Methode's knowledge, to the extent permitted by applicable securities laws, rules or regulations, none of Methode's executive officers or directors currently intend to tender Common Shares over which he or she has sole dispositive power to Dura.

ITEM 5. PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED.

        The Special Committee retained TM Capital as its independent financial advisors in connection with the Special Committee's analysis and consideration of, and response to, Dura's proposal and with respect to the possible purchase of all or a portion of the stock or assets of the Company, a recapitalization of the Company, a sale of the Company or the solicitation of proxies or consents of the Company's shareholders. The Special Committee has agreed to pay TM Capital a reasonable and customary fee for such services. The Company has agreed to indemnify TM Capital against certain liabilities arising out of or in connection with the engagement.

        The Company has retained Lazard as its investment banker in connection with the Company's analysis and consideration of, Dura's proposal. The Company has agreed to pay Lazard a reasonable and customary fee for such services. The Company has agreed to indemnify Lazard against certain liabilities arising out of or in connection with the engagement.

        The Company has retained Innisfree M&A Incorporated to assist it in connection with the Company's communications with its shareholders with respect to the Offer, to monitor trading activity in the Common Shares, and to identify investors holding noteworthy positions in street name. Innisfree will receive reasonable customary compensation for its services and reimbursement of out-of-pocket expenses in connection therewith. The Company has agreed to indemnify Innisfree against certain liabilities arising out of or in connection with the engagement.

        Except as set forth above, neither the Company nor any person acting on its behalf has employed, retained or agreed to compensate any person to make solicitations or recommendations to shareholders of the Company concerning the Offer.

ITEM 6. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

        The following table sets forth information regarding Methode's Class A and Class B Common Shares beneficially owned as of July 15, 2003 by (i) each director, (ii) each of the named executive officers, and (iii) all current directors and executive officers as a group.

Name of Beneficial Owner	Title of Class	Number of Shares and Nature of Beneficial Ownership(1)	Percent of Class
Warren L. Batts	Common Stock Class A Class B	19,000 0	*
William C. Croft	Common Stock Class A Class B	112,107 0	*
Donald W. Duda	Common Stock Class A Class B	181,917 0	*
William T. Jensen	Common Stock Class A Class B	270,133 0	*
James W. McGinley	Common Stock Class A Class B	45,627 891,171	* 82.0
Robert R. McGinley	Common Stock Class A Class B	161,722 914,211	* 84.1
Roy M. Van Cleave	Common Stock Class A Class B	500 500	* *
George C. Wright	Common Stock Class A Class B	108,176 6,540	* *
Douglas A. Koman	Common Stock Class A Class B	64,905 0	* *
Robert J. Kuehnau	Common Stock Class A Class B	108,915 0	* *
James F. McQuillen	Common Stock Class A Class B	50,117 0	* *
All current directors and executive officers as a group (11 individuals)	Common Stock Class A Class B	1,088,119 921,519	3.1 84.8

*
Percentage represents less than 1% of the total shares of the respective class of common stock outstanding as of July 15, 2003.

(1)
Beneficial ownership arises from sole voting and investment power unless otherwise indicated in the table entitled "Nature of Indirect Beneficial Ownership as of July 15, 2003" on the following page.

Nature of Indirect Beneficial Ownership as of July 15, 2003

	Class A Shares Subject to Options Exercisable within 60 Days	As Special Fiduciary and Beneficiary of the William J. McGinley Trusts(1)		By Family Members				In Retirement Plans
						As Co-Trustee
Beneficial Owner				Class A	Class B				Class B
		Class A	Class B			Class A	Class B	Class A
Warren L. Batts	5,000	—	—	—	—	—	—	—	—
William C. Croft	24,707	—	—	—	—	—	—	—	—
Donald W. Duda	179,413	—	—	—	—	—	—	2,004	—
William T. Jensen	150,000	—	—	—	—	—	—	—	—
James W. McGinley	10,000	35,000	880,901	536	268	22	10,002	69	—
Robert R. McGinley	7,500	35,000	880,901	—	—	—	10,002	—	—
Roy M. Van Cleave	0	—	—	—	—	—	—	—	—
George C. Wright	24,707	—	—	—	—	83,469	6,540	—	—
Douglas A. Koman	61,398	—	—	—	—	—	—	3,507	—
Robert J. Kuehnau	70,076	—	—	—	—	—	—	8,376	—
James F. McQuillen	28,256	—	—	—	—	—	—	2,833	—
All current directors and executive officers	567,057	35,000	880,901	536	268	83,491	16,542	15,317	—

(1)
Class A Common Shares are held by the William J. McGinley Marital Trust No. 2 and the William J. McGinley Irrevocable Trust, of which James W. McGinley and Robert R. McGinley, among others, are special fiduciaries and beneficiaries sharing voting and investment power with respect to such shares. Class B Common Shares are held by the William J. McGinley Marital Trust No. 1 and No. 2, of which James W. McGinley and Robert R. McGinley, among others, are special fiduciaries and beneficiaries sharing voting and investment power with respect to such shares. James W. McGinley and Robert R. McGinley are also co-trustees of the William J. McGinley Marital Trust No. 1 and No. 2.

        Based on our records and on information provided to us by our directors and executive officers, neither we nor any of our directors and executive officers, or any of our other affiliates or subsidiaries has effected any transactions involving our Class B Common Shares during the 60 days prior to the date hereof.

ITEM 7. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

        Except as set forth in this Statement, Methode is not currently undertaking or engaged in any negotiation in response to the Offer that relates to (i) a tender offer for or other acquisition of securities by or of Methode or any other person; (ii) an extraordinary transaction, such as a merger or reorganization, involving Methode or any of its subsidiaries; (iii) a purchase, sale or transfer of a material amount of assets by Methode or any of its subsidiaries; or (iv) any material change in the indebtedness, present capitalization or dividend policy of Methode.

        Except as set forth in this Statement, there are no transactions, board resolutions, agreements in principle or signed agreements in response to the Offer, that relate to or would result in one or more of the events referred to in the preceding paragraph.

ITEM 8. ADDITIONAL INFORMATION TO BE FURNISHED.

(a)   Legal Matters

        Litigation.    On September 13, 2002, a holder of 100 shares of Class A Common Shares filed a class action against Methode and certain of Methode's directors on behalf of all holders of our Class A Common Shares and derivatively on behalf of Methode in the Court of Chancery of the State of Delaware. Plaintiff alleged in the Complaint that Methode's directors breached their fiduciary duties of disclosure, care and loyalty by approving the Agreement between Methode and the Trusts and the McGinley family members pursuant to which Methode agreed, among other things, to make a tender offer for the repurchase of all our Class B Common Shares at a price of $20 per share. Plaintiff further alleged in the Complaint that Methode's board approved the tender offer for the repurchase of all of our Class B Common Shares at a price of $20 per share. Plaintiff further alleged in the Complaint that Methode's Board approved the tender offer for the repurchase of our Class B Common Shares, caused Methode to enter into certain employment agreements with Methode's chairman of the board and certain of its officers and failed to disclose and misrepresented certain information in connection with Methode's 2002 proxy statement, as part of a scheme to entrench the incumbent Board and management. Additionally, Plaintiff alleged in the Complaint that Methode's directors, by approving the repurchase of the Class B Common Shares, diverted a corporate opportunity to receive a control premium away from Methode and the Class A stockholders. Plaintiff sought, among other things, to enjoin the repurchase of the Class B Common Shares, as well as other equitable relief.

        On March 17, 2003, the parties in this litigation entered into a memorandum of understanding providing for the settlement of this litigation. Pursuant to the terms of the memorandum of understanding, Methode agreed, among other things, that: (i) it would only proceed with the Offer if it is approved by the affirmative vote of a majority of the Class A Common Shares present or represented by proxy at the special meeting (excluding shares held by the Trusts and the McGinley family members) and (ii) it would declare a special dividend of $0.04 per Class A Common Share within 60 days following consummation of the Offer. If the Offer is not consummated, this special dividend will not be declared or paid. The memorandum of understanding also provides for the dismissal of the Action with prejudice and release of all related claims against Methode and the director defendants. The settlement as provided for in the memorandum of understanding is contingent upon, among other things, approval by the court.

        Dissenters' Rights.    Under Delaware law, no dissenters' rights are available in connection with the Offer.

        Delaware § 203.    As a Delaware corporation, the Company is subject to section 203 ("Section 203") of the General Corporation Law of the State of Delaware. Section 203 prevents an "Interested Stockholder" (generally defined as a person beneficially owning 15% or more of a corporation's voting stock) from engaging in a "Business Combination" (as defined in Section 203) with a Delaware corporation for three years following the date such person became an Interested Stockholder unless: (i) before such person became an Interested Stockholder, the board of directors of the corporation approved the transaction in which the Interested Stockholder became an Interested Stockholder or approved the Business Combination, (ii) upon consummation of the transaction which resulted in the Interested Stockholder becoming an Interested Stockholder, the Interested Stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (excluding stock held by directors who are also officers and by employee stock ownership plans that do not allow plan participants to determine confidentially whether to tender shares), or (iii) following the transaction in which such person became an Interested Stockholder, the Business Combination is (A) approved by the board of directors of the corporation and (B) authorized at a meeting of stockholders by the affirmative vote of the holders of at least 66 2/3% of the outstanding voting stock of the corporation not owned by the Interested Stockholder. The Board of Directors of the Company has unanimously resolved not to waive the applicability of Section 203 to the Dura Offer.

  By-laws

        On July 10, 2003, the Board unanimously resolved to amend the By-laws to provide the Board the ability to adjourn any stockholders meeting. The Board further unanimously resolved to adjourn the special stockholders meeting to vote on the Company's proposal to commence a tender offer for the Class B Common Shares.

(b)   Forward-Looking Statements

        Certain of the information contained in this Schedule 14D-9 should be considered "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995 which is subject to a number of risks and uncertainties. These forward-looking statements represent the Company's expectations or beliefs concerning future events. Methode acknowledges that the safe harbor for forward-looking statements under Section 21E of the Securities Exchange Act of 1934, as amended, added by the Private Securities Litigation Reform Act of 1995, does not apply to forward-looking statements made in connection with a tender offer. The Company cautions that although forward-looking statements reflect the Company's good faith beliefs and best judgment based upon current information, these statements are qualified by important factors that could cause actual results to differ materially from those in the forward-looking statements, including those risks, uncertainties, and factors detailed from time to time in reports filed with the SEC. Other factors and assumptions not identified above are also involved in the preparation of forward-looking statements, and the failure of such other factors and assumptions to be realized may also cause actual results to differ materially from those discussed. The Company assumes no obligation to update such estimates to reflect actual results, changes in assumption or changes in other factors affecting such estimates other than as required by law.

ITEM 9. EXHIBITS.

        The exhibits listed in the accompanying Index to Exhibits are filed or incorporated by reference as a part of this Statement.

Exhibit No.	Description
(a)(1)	Letter, dated July 21, 2003, to Methode Shareholders
(a)(2)	Press Release issued by Methode on July 21, 2003
(a)(3)	Restated Certificate of Incorporation of Methode
(a)(4)	Certificate of Elimination of 4% Convertible Preferred Stock, Series A of Methode
(a)(5)	Certificate of Designation of Series A Junior Participating Preferred Stock of Methode
(a)(6)	By-laws of Methode
(e)(1)
Agreement dated July 20, 2003 by and among Methode and Marital Trust No. 1 and Marital Trust No. 2, each created under the William J. McGinley Trust, Jane R. McGinley Trust, Margaret J. McGinley, James W. McGinley and Robert R. McGinley.
(e)(2)
Agreement dated August 19, 2002 by and among Methode and Marital Trust No. 1 and Marital Trust No. 2, each created under the William J. McGinley Trust, Jane R. McGinley, Margaret J. McGinley, James W. McGinley and Robert R. McGinley and amendment dated December 26, 2002

(e)(3)	Form of Agreement between William T. Jensen and Methode
(e)(4)	Form of Agreement between Horizon Farms, Inc. and Methode
(e)(5)	Form of Agreement between Donald W. Duda and Methode
(e)(6)	Form of Agreement between John R. Cannon and Methode
(e)(7)	Form of Agreement between Robert J. Kuehnau and Methode
(e)(8)	Form of Agreement between James F. McQuillen and Methode
(e)(9)	Form of Agreement between Douglas A. Koman and Methode
(e)(10)	Methode Managerial Bonus and Matching Bonus Plan (also referred to as the Longevity Contingent Bonus Program)
(e)(11)	Methode 2000 Stock Plan
(e)(12)	Methode 1997 Stock Plan

SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: July 21, 2003	Methode Electronics, Inc.
	By:	/s/ Donald W. Duda Name Donald W. Duda Title President

Index of Exhibits

Exhibit No.	Description
(a)(1)	Letter, dated July 21, 2003, to Methode Electronics, Inc. Shareholders
(a)(2)	Press Release issued by Methode Electronics, Inc. on July 21, 2003
(a)(3)
Restated Certificate of Incorporation of Methode Electronics, Inc. (incorporated herein by reference to Exhibit 99(a) to Amendment No. 2 to the Schedule 13E-3 filed by Methode Electronics, Inc. on May 16, 2003).
(a)(4)
Certificate of Elimination of 4% Convertible Preferred Stock, Series A of Methode Electronics, Inc. (incorporated herein by reference to Exhibit 99(c) to Amendment No. 2 to the Schedule 13E-3 filed by Methode Electronics, Inc. on May 16, 2003).
(a)(5)
Certificate of Designation of Series A Junior Participating Preferred Stock of Methode Electronics, Inc. (incorporated herein by reference to Exhibit 99(d) to Amendment No. 2 to the Schedule 13E-3 filed by Methode Electronics, Inc. on May 16, 2003).
(a)(6)	By-laws of Methode Electronics, Inc.
(e)(1)
Agreement dated July 20, 2003 by and among Methode Electronics, Inc. and Marital Trust No. 1 and Marital Trust No. 2, each created under the William J. McGinley Trust, Jane R. McGinley Trust, Margaret J. McGinley, James W. McGinley and Robert R. McGinley.
(e)(2)
Agreement dated August 19, 2002 by and among Methode Electronics, Inc. and Marital Trust No. 1 and Marital Trust No. 2, each created under the William J. McGinley Trust, Jane R. McGinley, Margaret J. McGinley, James W. McGinley and Robert R. McGinley and amendment dated December 26, 2002 (incorporated by reference to Annex A to the Methode Electronics, Inc. Proxy Statement on Form 14A filed 6/10/2003).
(e)(3)	Form of Agreement between William T. Jensen and Methode Electronics, Inc. (incorporated by reference to Methode Electronic Inc.'s Form 10-K for the year ended April 30, 2001).
(e)(4)	Form of Agreement between Horizon Farms, Inc. and Methode Electronics, Inc. (incorporated by reference to Methode Electronic Inc.'s Form 10-K for the year ended April 30, 2001).
(e)(5)
Form of Agreement between Donald W. Duda and Methode Electronics, Inc. (incorporated by reference to Methode Electronics Inc.'s Form 10-Q for the three months ended January 31, 2002, and incorporated herein by reference).
(e)(6)
Form of Agreement between John R. Cannon and Methode Electronics, Inc. (incorporated by reference to Methode Electronics Inc.'s Form 10-Q for the three months ended January 31, 2002, and incorporated herein by reference).
(e)(7)
Form of Agreement between Robert J. Kuehnau and Methode Electronics, Inc. (incorporated by reference to Methode Electronics Inc.'s Form 10-Q for the three months ended January 31, 2002, and incorporated herein by reference).
(e)(8)
Form of Agreement between James F. McQuillen and Methode Electronics, Inc. (incorporated by reference to Methode Electronics Inc.'s Form 10-Q for the three months ended January 31, 2002, and incorporated herein by reference).
(e)(9)
Form of Agreement between Douglas A. Koman and Methode Electronics, Inc. (incorporated by reference to Methode Electronics Inc.'s Form 10-Q for the three months ended July 31, 2002, and incorporated herein by reference).

(e)(10)
Methode Electronics, Inc. Managerial Bonus and Matching Bonus Plan (also referred to as the Longevity Contingent Bonus Program) (incorporated by reference to Methode Electronic Inc.'s Form 10-Q for the three months ended January 31, 1994, and incorporated herein by reference).
(e)(11)	Methode Electronics, Inc. 2000 Stock Plan. (incorporated by reference to Methode Electronic Inc.'s Form 10-Q for the three months ended October 31, 2000, and incorporated herein by reference).
(e)(12)	Methode Electronics, Inc. 1997 Stock Plan. (incorporated by reference to Methode Electronic Inc.'s Registration Statement No. 333-49671)

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TABLE OF CONTENTS
METHODE ELECTRONICS, INC. RESPONDS TO DURA AUTOMOTIVE'S ANNOUNCEMENT OF A PLANNED UNSOLICITED TENDER OFFER FOR ITS CLASS B SHARES
Nature of Indirect Beneficial Ownership as of July 15, 2003
SIGNATURE
Index of Exhibits